UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                        SEC FILE NUMBER 0-8505
                                                        CUSIP NUMBER 667822 10 0
                           NOTIFICATION OF LATE FILING




(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR


                  For Period Ended: March 31, 1996
                  [ ] Transition Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Full Name of Registrant

Northwest Teleproductions, Inc.

Former Name if Applicable


Address of Principal Executive Office (Street and Number)
4455 West 77th Street

City, State and Zip Code
Minneapolis, Minnesota 55435


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N- SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) In light of recent management and Board changes, it has taken more time than anticipated to prepare the registrant's year-end documents, and additional time is required to provide for adequate preparation and review of such materials.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          James N. Steffen                  612               835-4455

          (Name)                            (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?       [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
         See attached press release issued July 2, 1996.

                         Northwest Teleproductions, Inc.

                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  July 2, 1996           By   /s/ James N. Steffen, Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                              FOR IMMEDIATE RELEASE



Contact:                   Jim Steffen                          Minneapolis, MN
Telephone:                 (612) 835-4455                          July 2, 1996



         Minneapolis,  July 2, 1996 -- NORTHWEST TELEPRODUCTIONS,  INC. (Nasdaq:
"NWTL") announced today that, consistent with its announcement in early April, the Company's results for its fiscal year ended March 31, 1996 reflect a substantial operating loss and significant reorganization charges and write-offs. The Company reported a loss before taxes of approximately $2,850,000 which included before tax reorganization charges and goodwill write-offs aggregating approximately $1,503,000.

         John G. Lindell, Chairman and interim CEO, commented that as part of the Company's reorganization it was determined that it was appropriate at this time to write off goodwill of $1,060,330 applicable to the purchase of the Company's Chicago subsidiary in fiscal 1990. The Company also noted that the loss for fiscal 1996 included $443,000 of severance and other charges of which $333,000 represents severance costs and the remaining $110,000 covers actual and estimated costs for consulting services and legal services relating to the Company's reorganization.

         The Company also explained that selling, general and administrative expenses for its fourth quarter and its fiscal year ended March 31, 1996 include the expensing of $203,000 of costs previously capitalized in connection with the proposed purchase and renovation of a building in Chicago to relocate the Company's production facility. These plans were deferred because of the Company's adverse operating performance in fiscal 1996.

         Presently, the Company is not in compliance with certain financial covenants under its bank loan agreements, but it currently is in discussions toward obtaining appropriate relief or waiver from its lender. The lender, therefore, is entitled to accelerate payment, should it choose to do so. Management presently is actively pursuing several alternative financing opportunities that would provide greater borrowing flexibility and allow for increased borrowing against its available collateral. Since April 1, 1996, Mr. Lindell has stepped in as interim CEO to begin reorganizing the Company and to assist in returning it to profitability while restructuring its financing. The Company plans to name a permanent CEO in the next few months.

         Northwest Teleproductions, Inc., with facilities in Minneapolis, Chicago and Dallas, is a full service videotape and film production company that provides production services and produces shows for cable television and electronic retailing.

                                - Tables Follow -

                         NORTHWEST TELEPRODUCTIONS, INC.

                              RESULTS OF OPERATIONS
                        --------------------------------

                                            Three           Three
                                            Months          Months         Year Ended      Year Ended
                                            Ended           Ended           March 31,       March 31,
                                           March 31,       March 31,          1996            1995
                                             1996            1995
                                            ------           -----           -----            -----

NET SALES                                $  2,686,923    $  3,205,336    $ 12,509,041    $ 13,203,986

COSTS AND EXPENSES:

   Cost of products and services sold    $  2,870,728       2,503,416      10,733,791       9,888,492

   Selling, general and administrative        891,991         631,198       2,707,709       2,542,140

   Goodwill impairment charge               1,060,330                       1,060,330

   Severance and other charges                443,000                         443,000

   Litigation settlement                                                      100,000         281,852

   Interest                                   123,273         100,678         487,770         379,736
                                         ------------    ------------    ------------    ------------

                                            5,389,322       3,235,292      15,532,600      13,092,220
                                         ------------    ------------    ------------    ------------

                                           (2,702,399)        (29,956)     (3,023,559)        111,766

OTHER INCOME                                   11,226         (13,660)         58,582          44,567
                                         ------------    ------------    ------------    ------------

EARNINGS (LOSS) BEFORE TAXES
       ON INCOME                           (2,691,173)        (43,616)     (2,964,977)        156,333

TAXES ON INCOME
    (INCOME TAX CREDIT)                      (439,000)         22,000        (549,000)        105,000
                                         ------------    ------------    ------------    ------------

NET EARNINGS (LOSS)                      ($ 2,252,173)   ($    65,616)   ($ 2,415,977)   $     51,333
                                         ============    ============    ============    ============

NET EARNINGS (LOSS) PER SHARE            ($      1.66)   ($       .04)   ($      1.78)   $        .03

                                                                - End -